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KPMG LLP
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Chicago, IL 60601-6212

Report of Independent Registered Public Accounting Firm

The Board of Directors of American Home Mortgage Servicing, Inc.:

We have examined the compliance of American Home Mortgage Servicing, Inc., a Delaware corporation, (the "Company") with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commissions Regulation AB for publicly issued residential mortgage-backed transactions and securities issued on or after January 1, 2006, for which the Company provides primary servicing activities, as defined and to the extent required in the related transaction agreements, utilizing the LSAMS servicing system (the "Platform"), except for servicing criteria 1122(d)(1)(i), 1122(d)(3)(i)(C), 1122 (d)(3)(ii) and 1122(d)(4)(xv), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of June 30, 2008, and for the period January 1, 2008 through June 30, 2008.  Appendix A to the Company's Management Assertion of Compliance ("Management's Assertion") identifies the individual mortgage-backed transactions and securities defined by management as constituting the Platform.  With respect to servicing criterion 1122(d)(3)(i), Management's Assertion indicates that this servicing criterion is applicable to the activities the Company performs with respect to the Platform only as it relates to the Company's obligation to report information to the Master Servicers or Trustees, as applicable, as defined in the transaction agreements. Furthermore, with respect to applicable servicing criterion 1122(d)(4)(vi), Management's Assertion indicates there were no activities performed as of June 30, 2008 and for the period January 1, 2008 through June 30, 2008 with respect to the Platform, because there were no occurrences of events that would require the Company to perform such activities Management is responsible for the Company's compliance with those servicing criteria. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions.  We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in the accompanying Management Assertion of Compliance, for servicing criteria 1122(d)(4)(xi), 11122(d)(4)(xii) and 1122(d)(4)(xiii), the Company has engaged various vendors to perform the activities required by these servicing criteria. The Company has determined that none of these vendors is considered a "servicer" as defined in Item 1101(j) or Regulation AB, and the Company has elected to

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take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations ("Interpretation 7.06"). As permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Company's eligibility to apply Interpretation 17.06.

Our examination disclosed material noncompliance with servicing criteria 1122(d)(2)(i), 1122(d)(2)(vii)(D), 1122(d)(3)(i)(B), 1122(d)(3)(i)(D), 1122(d)(4)(v), 1122(d)(4)(ix) and 1122(d)(4)(xiv), as applicable to the Company during the period January 1, 2008 through June 30, 2008 as follows:

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With respect to servicing criterion 1122(d)(2)(i), certain obligor payments were not deposited into the appropriate custodial bank accounts within two business days of receipt as required by the related transaction agreements.

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With respect to servicing criterion 1122(d)(2)(vii)(D), certain reconciling items were not resolved within 90 calendar days of their original identification or such other number of days specified in the transaction agreements.

•	With respect to servicing criterion 1122(d)(3)(i)(B), certain remittance reports sent to the Master Servicers or Trustees, as applicable, did not report the correct amounts.
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With respect to servicing criterion 1122(d)(3)(i)(D), certain remittance reports sent to the Master Servicers or Trustees, as applicable, did not agree to the total unpaid principal balance and number of mortgage loans serviced by the Company.

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With respect to servicing criterion 1122(d)(4)(v), certain unpaid principal balances of the investor pools remitted to the Master Servicers or Trustees, as applicable, did not agree to the unpaid principal balances per the obligor records.

•	With respect to servicing criterion 1122(d)(4)(ix), certain adjustments to interest rates were not computed in accordance with the related mortgage loan documents.
•	With respect to servicing criterion 1122(d)(4)(xiv), certain charge-off's were not recognized and recorded in accordance with the transaction agreements.

In our opinion, except for the material noncompliance described above, the Company complied, in all material respects, with the aforementioned servicing criteria, including servicing criteria 1122(d)(4)(xi), 1122(d)(4)(xii) and 1122(d)(4)(xiii) for which compliance is determined based on Interpretation 17.06 as described above, as of June 30, 2008 and for the period January 1, 2008 through June 30, 2008.

We do not express an opinion or any form of assurance on the section entitled Note on Management's Remediation to Material Instances of Non-Compliance nor the sections entitled Management Response in Appendix B to Management's Assertion.

/s/ KMPG LLP

Chicago, Illinois
March 10, 2009